Exhibit 99.1

PRESS RELEASE

Total signs a long term contract to charter new Stena P-MAX tankers

Paris, January 20, 2004 – Total signed yesterday a five year contract to charter the first two Stena P-MAX tankers currently under construction.

The new P-MAX (Product-Max) class of tankers are medium-sized, short and wide-bodied with reduced draft. They have an intermediate loading capacity of 65,000 tons, between the standard 45,000 ton vessels and the 70 to 80,000 ton Panamax. These tankers, specially designed for efficient and safe transportation, are under construction in the Croatian shipyard Brodosplit in Split for delivery in 2005 and 2006.

Mr Bertrand Thouilin, general manager of Total’s Shipping Division said: “The P-Max project reinforces Total’s policy of long-term commitment to high quality shipping owners and managers”.

The new tankers, specifically engineered to reduce the risk of accidents and oil pollution, are the result of a two year collaboration between the technical and commercial departments of Total and Stena. The P-Max tankers have two engine systems, double rudders and double propellers for maximum reliability and manoeuvrability. In addition, the navigation and bridge systems have been enhanced for better control of the ship, particularly in heavy traffic. The bridge has a 360-degree view and a cockpit inspired by the aircraft industry.

Enhanced structural strength and ice design, in compliance with the most restrictive regulations of European countries, will also allow the P-MAX tankers to follow ice-breakers in ice up to 80 cm thick.

Mr Dan Sten Olsson, CEO of the Stena Group stated: “Our objective of providing ever safer tanker transportation is best met by close cooperation with the most demanding oil majors. In our group we have had the highest focus on this project and both I and the Chairman of Stena Maritime in France, Mr Jean-Paul Parayre have been involved”.

Mr Lars Carlsson, President of Concordia Maritime (owners of the vessels), added: “Good transportation systems which are both economically viable and environmentally sound have been the ambition of the Total/Stena working teams”.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com

The Stena Sphere with the three parent companies Stena AB, Stena Sessan AB and Stena Metall AB, wholly owned by the Sten A Olsson family, and the partly owned subsidiary, Concordia Maritime AB, operates in ferry lines, shipping, offshore drilling, trading/recycling of steel, metals and paper, properties and finance. Total revenue MSEK 28,200, Employees 11,800 and profit MSEK 1,120.

Concordia Maritime is an international tanker owning company specialized in owning and operating very safely built tankers with double propulsion and high safety margins. Concordia owns two VLCCs of the V-MAX concept built 2001 and have six P-MAX product tankers on order for delivery in 2005-2006. Concordia is publicly quoted on the Stockholm stock exchange with Stena as the majority share holder. Website: www.concordia-maritime.se

Press Contacts:

Total: Charles-Edouard Anfray – Tel.: + 33 (1) 47 44 65 55 — Mobile: + 33 (6) 89 73 28 70

Concordia Maritime: Lars Carlsson – Tel.: + 46 31-85 50 03 — Mobile: + 46 704-85 50 03